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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADVANTAGE GFC, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET

(No. and Street)

NEW YORK, N.Y. 10005

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GIUSEPPE CONFUORTI (212) 349-0137

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017

(Address) (City) (State) (Zip Code)

RECEIVED MAR 0 1 2006 WASH., D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GIUSEPPE CONFUORTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANTAGE GFC, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

GEORGI A. MICHELE
Notary Public, State of New York
No. 01MI2689850
Qualified in New York County
Commission Expires 5/31/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANTAGE GFC, LLC

R E P O R T

FORM X-17A-5

DECEMBER 31, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

CONTENTS

DECEMBER 31, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers and
Members of

ADVANTAGE GFC, LLC

I have audited the accompanying statement of financial condition of Advantage GFC, LLC as of December 31, 2005, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Advantage GFC, LLC as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 26, 2006

Arnold G. Greene

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31 2005

ASSETS

Current assets:		
Cash in bank		$ 84,535
Cash in bank-foreign currency		3,199,125
Total cash in bank		**3,283,660**
Petty cash		500
Receivables from brokers and dealers:		
Commissions receivable	$ 43,170	
Other receivables	360,200	
Other-deposit Bear Stearns	100,873	504,243
Loans receivable		179,185
Receivable from REFCO		202,409
Investment in GFC Advisors, Spa		151,000
Loans and exchanges		95,673
Total current assets		**4,416,670**
Fixed assets (less accumulated depreciation of $47,267)		78,540
Other assets: Deposits		13,318
Total assets		**$ 4,508,528**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:	
Taxes payable	$ 35,478
Accrued expenses payable	131,142
Total current liabilities	**166,620**
Liabilities subordinated to claims of general creditors	1,000,000
Members' capital	3,341,908
Total liabilities and members' capital	**$ 4,508,528**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions		$ 539,768
Interest income		27,823
Other income		348,884
Unrealized loss		(303,613)
Loss on investment		(4,460,657)
Total revenue		**(3,847,795)**
Expenses:		
Members compensation	$ 253,500	
Other employee compensation	125,350	
Commissions paid to other broker-dealers	115,373	
Interest on subordinated loans	66,550	
Regulatory fees and expenses	2,806	
Consulting fees	184,197	
Professional fees	201,897	
Quotes	47,191	
Rent	67,119	
Insurance	38,197	
Other expenses	145,494	
Total expenses		**1,247,674**
Income (loss) before Federal Income Tax		(5,095,469)
Less: Federal Income Tax		-0-
Net income (loss)		**($ 5,095,469)**

See notes to financial statements.

ADVANTAGE GFC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Resources provided:		
Decrease in investments at market		$ 438,783
Decrease in other investments		29,132
Decrease in investment in funds		45,782
Depreciation		1,775
Decrease in investment in Banca Advantage		9,282,800
Total resources provided		**9,798,272**
Resources applied:		
Net loss	$ 5,095,469	
Decrease in accrued expenses and taxes	16,761	
Increase in receivables from brokers and dealers	322,485	
Increase in receivable from REFCO	202,409	
Increase in loans and exchanges	15,875	
Increase in loans receivable	23,401	
Repurchase of company interest	909,257	
Total resources applied		**6,585,657**
Increase in cash		3,212,615
Balance, January 1, 2005		71,045
Balance, December 31, 2005		**$ 3,283,660**

See notes to financial statements

ADVANTAGE GFC, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

Members capital, January 1, 2005		$ 8,146,634
Add:	Capital contributed	1,200,000
Less:	Net loss for the year	(5,095,469)
:	Repurchase of company interest	(909,257)
	Members' capital, December 31, 2005	**$ 3,341,908**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$2,200,000
Increases	-0-
Decreases	(1,200,000)
Balance, December 31, 2005	**$1,000,000**

See notes to financial statements.

ADVANTAGE GFC, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Summary of significant accounting policies:
   Organization:
   The company became a Limited Liability Company on March 1, 1996.
   Income taxes:
   The net income or loss of the company is passed through to the individual members of the company, and tax is then incurred by the individual members.

   Depreciation:
   Equipment is stated at cost, less accumulated depreciation.
   Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. The following supplementary information is submitted:
   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through broker-dealer, Bear, Stearns Co., on a fully disclosed basis.

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $3,429,336. In January 2006, the company filed Part IIA of form X-17A-5 (unaudited) and reported the same net capital of $3,429,336.

3. Other information:

   The company deposited $500,000 to an account with REFCO, FX, a related company of REFCO. REFCO filed for reorganization under the bankruptcy laws, and we have therefore taken a discount on the value with them to reflect a more accurate value at this time.

4. In August 2005 the company discovered that one of its' trusted employees had embezzled money from the firm. The authorities were notified and the employee is being prosecuted. The effect of this has already been reflected in the net capital of the company and no further adjustment will be necessary. Any subsequent recovery will be reflected as Income when received.

ADVANTAGE GFC, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Capital		$ 3,341,908
Liabilities subordinated to claims of general creditors		1,000,000
		4,341,908
Less: non-allowable assets		(720,625)
Tentative net capital before haircuts		3,621,283
Less: Haircuts on securities ($3,199,125 X 6%)		(191,947)
Net capital		**3,429,336**
Greater of:		
Minimum dollar net capital required	**$100,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $166,620)	**$ 11,109**	100,000
Excess net capital		**$3,329,336**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 166,620**
Percentage of aggregate indebtedness to net capital	**5%**
Percentage of debt to debt-equity	**23%**

See notes to financial statements

ADVANTAGE GFC, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2005

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$3,429,336
Audit Adjustments	-0-
Net capital per audited report, December 31, 2005	**$3,429,336**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Managers and Members of

ADVANTAGE GFC, LLC

I have examined the financial statements of ADVANTAGE GFC, LLC for the year ended December 31, 2005 and have issued my report thereon dated February 26, 2006. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 26, 2006